Before the

SECURITIES AND EXCHANGE COMMISSION

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(A) OF THE ACT

In the matter of application of

FEDERATED ADVISORY SERVICES COMPANY

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

FEDERATED INVESTMENT COUNSELING

FEDERATED INVESTMENT MANAGEMENT COMPANY

FEDERATED MDTA LLC

PASSPORT RESEARCH, LTD.

FEDERATED SECURITIES CORP.

CASH TRUST SERIES, INC.

CASH TRUST SERIES II

FEDERATED ADJUSTABLE RATE SECURITIES FUND

FEDERATED ASSET ALLOCATION FUND

FEDERATED CORE TRUST

FEDERATED CORE TRUST II, L.P.

FEDERATED CORE TRUST III

FEDERATED ENHANCED TREASURY INCOME FUND

FEDERATED EQUITY FUNDS

FEDERATED EQUITY INCOME FUND, INC.

FEDERATED FIXED INCOME SECURITIES, INC.

FEDERATED GNMA TRUST

FEDERATED GOVERNMENT INCOME SECURITIES, INC.

FEDERATED HIGH INCOME BOND FUND, INC.

FEDERATED HIGH YIELD TRUST

FEDERATED INCOME SECURITIES TRUST

FEDERATED INCOME TRUST

FEDERATED INDEX TRUST

FEDERATED INSTITUTIONAL TRUST

FEDERATED INSURANCE SERIES

FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.

FEDERATED INTERNATIONAL SERIES, INC.

FEDERATED INVESTMENT SERIES FUNDS, INC.

FEDERATED MDT SERIES

FEDERATED MDT STOCK TRUST

FEDERATED MANAGED POOL SERIES

FEDERATED MUNICIPAL SECURITIES FUND, INC.

FEDERATED MUNICIPAL SECURITIES INCOME TRUST

FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND

FEDERATED PREMIER MUNICIPAL INCOME FUND

FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

FEDERATED TOTAL RETURN SERIES, INC.

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 1-3 YEARS

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 2-5 YEARS

FEDERATED WORLD INVESTMENT SERIES, INC.

INTERMEDIATE MUNICIPAL TRUST

EDWARD JONES MONEY MARKET FUND

MONEY MARKET OBLIGATIONS TRUST

File No. 812-13875

December 7, 2012

Copies to:

Peter Germain
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Communications, copies and notice to:

Thomas Early	Justine Patrick
Dickstein Shapiro LLP	Reed Smith Centre
2049 Century Park East	225 Fifth Avenue
Suite 700	Suite 1200
Los Angeles, CA 90067-3109	Pittsburgh, PA 15222

Table of Contents

Page

I. Summary of Application 5

II. Description of the Applicants 8

A. The Funds 8

B. The Advisers 9

III. Separation Between the Advisers and the Affiliated Dealers 10

IV. Consolidation in the Financial Services Industry 13

A. The Impact of Consolidation 13

B. Consolidation Has Increased the Applicants’ Need for Relief 14

V. The Securities Transactions 19

VI. Relevant Provisions and Relief Requested 21

A. Relevant Provisions 21

B. Authority for the Order 23

C. Relief Requested 24

VII. Rationale for Relief 25

VIII. Precedent 31

IX. Applicants’ Conditions 35

A. General 35

B. Transactional 37

X. Conclusion 42

XI. Procedural Matters 42

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

FEDERATED ADVISORY SERVICES COMPANY

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

FEDERATED INVESTMENT COUNSELING

FEDERATED INVESTMENT MANAGEMENT COMPANY

FEDERATED MDTA LLC

PASSPORT RESEARCH, LTD.

FEDERATED SECURITIES CORP.

CASH TRUST SERIES, INC.

CASH TRUST SERIES II

FEDERATED ADJUSTABLE RATE SECURITIES FUND

FEDERATED ASSET ALLOCATION FUND

FEDERATED CORE TRUST

FEDERATED CORE TRUST II, L.P.

FEDERATED CORE TRUST III

FEDERATED ENHANCED TREASURY INCOME FUND

FEDERATED EQUITY FUNDS

FEDERATED EQUITY INCOME FUND, INC.

FEDERATED FIXED INCOME SECURITIES, INC.

FEDERATED GNMA TRUST

FEDERATED GOVERNMENT INCOME SECURITIES, INC.

FEDERATED HIGH INCOME BOND FUND, INC.

FEDERATED HIGH YIELD TRUST

FEDERATED INCOME SECURITIES TRUST

FEDERATED INCOME TRUST

FEDERATED INDEX TRUST

FEDERATED INSTITUTIONAL TRUST

FEDERATED INSURANCE SERIES

FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.

FEDERATED INTERNATIONAL SERIES, INC.

FEDERATED INVESTMENT SERIES FUNDS, INC.

FEDERATED MDT SERIES

FEDERATED MDT STOCK TRUST

FEDERATED MANAGED POOL SERIES

FEDERATED MUNICIPAL SECURITIES FUND, INC.

FEDERATED MUNICIPAL SECURITIES INCOME TRUST

FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND

FEDERATED PREMIER MUNICIPAL INCOME FUND

FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

FEDERATED TOTAL RETURN SERIES, INC.

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 1-3 YEARS

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 2-5 YEARS

FEDERATED WORLD INVESTMENT SERIES, INC.

INTERMEDIATE MUNICIPAL TRUST

EDWARD JONES MONEY MARKET FUND

MONEY MARKET OBLIGATIONS TRUST

Third Amended and Restated Application for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 exempting certain transactions from the provisions of Sections 17(a) of the Act

                                                                                                                                                                                      I.
Summary of Application

This Third Amended and Restated Application (“Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants named herein (the “Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting securities transactions of the type described below from the provisions of Sections 17(a) of the Act (an “Order”). The Applicants are Cash Trust Series, Inc., Cash Trust Series II, Federated Adjustable Rate Securities Fund, Federated Asset Allocation Fund, Federated Core Trust , Federated Core Trust II, L.P., Federated Core Trust III, Federated Enhanced Treasury Income Fund, Federated Equity Funds, Federated Equity Income Fund, Inc., Federated Fixed Income Securities, Inc., Federated GNMA Trust, Federated Government Income Securities, Inc., Federated High Income Bond Fund, Inc., Federated High Yield Trust, Federated Income Securities Trust, Federated Income Trust, Federated Index Trust, Federated Institutional Trust, Federated Insurance Series, Federated Intermediate Government Fund, Inc., Federated International Series, Inc., Federated Investment Series Funds, Inc., Federated MDT Series, Federated MDT Stock Trust, Federated Managed Pool Series, Federated Municipal Securities Fund, Inc., Federated Municipal Securities Income Trust, Federated Premier Intermediate Municipal Income Fund, Federated Premier Municipal Income Fund, Federated Short-Intermediate Duration Municipal Trust, Federated Total Return Government Bond Fund, Federated Total Return Series, Inc., Federated U.S. Government Securities Fund: 1-3 Years, Federated U.S. Government Securities Fund: 2-5 Years, Federated World Investment Series, Inc., Intermediate Municipal Trust, Edward Jones Money Market Fund, Money Market Obligations Trust (the "Federated Funds"); Federated Advisory Services Company, Federated Equity Management Company of Pennsylvania, Federated Global Investment Management Corp., Federated Investment Counseling, Federated Investment Management Company, Federated MDTA LLC, Passport Research, Ltd. and Federated Securities Corp. (each an "Adviser" and collectively the "Advisers"); and all future investment companies for which persons controlling, controlled by, or under common control with Federated Investors, Inc., a Pennsylvania corporation, serve as investment adviser, (together with the Federated Funds, the “Funds” and individually each a "Fund"). The Funds and the Advisers are hereinafter referred to collectively as the “Applicants.”1

The Order sought herein would exempt Securities Transactions (defined below) between a Fund and an Affiliated Dealer from the restrictions of Section 17(a) of the Act. For purposes of this Application, the term “Affiliated Dealer” is defined to include any person, or any affiliated person of a person, who is an affiliated person of any of the Funds solely because such person, directly or indirectly, owns, controls or holds five percent (5%) or more of the outstanding voting securities of any of the Funds and such person or affiliated person thereof is a (i) broker-dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) or (ii) bank exempt from such registration pursuant to Sections 3(a)(4)(B) and 3(a)(4)(C) of the 1934 Act and regulations promulgated thereunder. The “Securities Transactions” that are the subject of the requested order are primary and secondary market transactions in fixed-income securities2 executed on a principal basis (as discussed in section V below) between the Funds and an Affiliated Dealer.3 No Fund will engage in Securities Transactions with any Affiliated Dealer which controls any Fund or Adviser or principal underwriter of a Fund, directly or indirectly, within the meaning of Section 2(a)(9) of the Act. The relief sought hereunder will not apply (1) to primary market Securities Transactions in fixed-income securities, other than repurchase agreements and fixed-income securities that are “Eligible Securities” as defined in Rule 2a-7 under the Act, of which the Affiliated Dealer is the primary obligor, or (2) if the provisions of the Act would restrict the transactions because an Affiliated Dealer is a principal underwriter or promoter of any Fund. The Order requested herein is subject to certain additional conditions, as more fully described below. Applicants believe these conditions preclude the possibility of overreaching by an Affiliated Dealer.

Applicants request relief hereunder only for transactions that would be restricted by Section 17(a) of the Act solely because an Affiliated Dealer, or an affiliated person thereof, owns, controls, or holds 5% or more of the outstanding voting securities of any of the Funds. The relief sought hereunder will not apply where an Affiliated Dealer is an affiliated person or an affiliated person of an affiliated person (a “second-tier affiliate”) of a Fund for reasons other than such an interest. Additionally, the relief sought hereunder will not apply if the above provisions would restrict the transactions because an Affiliated Dealer is a principal underwriter or promoter of a Fund. The Order would not cover any Securities Transactions between a Fund and an Affiliated Dealer who, or an affiliated person of whom, promotes or acts as a principal underwriter of the Fund. The Applicants are not seeking, and the Order will not cover, any relief from Sections 10(f), 17(d) and 17(e) of the Act and Rules 17d-1 and 17e-1 thereunder.

                                                                                                                                                                                     II.
Description of the Applicants

A.	The Funds

Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a statutory trust, business trust or corporation under the laws of Delaware, Maryland, or Massachusetts. The Funds have a variety of investment objectives, but each of the Funds may to a greater or lesser degree invest a portion of its assets in fixed-income securities.

The fixed-income securities in which the Funds may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans (including assignments thereof and participations therein), each as the Funds’ respective investment policies allow.

B.	The Advisers

The Advisers are direct or indirect wholly-owned subsidiaries of Federated Investors, Inc. ("Federated"), a Pennsylvania corporation. Federated is one of the largest investment managers in the United States and provides comprehensive investment management services to approximately 5200 institutions and intermediaries. Each Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers act as investment advisers to each of the Funds and may supervise one or more affiliated or unaffiliated sub-advisers with respect to certain Funds.

Each Fund and its Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio, subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), making investment decisions on behalf of the Fund and placing its transactions.

Each of the Advisers has adopted confidentiality policies designed to limit the unnecessary flow of information about client holdings and transactions. Pursuant to these policies, information regarding investment advisory and portfolio execution matters relating to the Funds are considered by the Advisers as information that may not be communicated outside of such Adviser except as necessary (e.g., to a potential executing broker or dealer on an actual trade). In general, prior to any public disclosure and consistent with an Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by a Fund’s Adviser for a legitimate business purpose with certain types of parties and then, upon prior approval by the Fund’s Board or by a committee set up to evaluate such circumstances.

                                                                                                                                                                                   III.
Separation Between the Advisers and the Affiliated Dealers

The Advisers are organized and operated as distinct legal entities from the Affiliated Dealers. 4 All Securities Transactions will originate with the purchasing Fund or its Adviser. An Affiliated Dealer’s participation in any Securities Transaction will be limited to the normal course of sales activities of the same nature that are being carried out during the same period with respect to unaffiliated institutional clients of the Affiliated Dealer. Accordingly, the Advisers will not directly or indirectly consult with any Affiliated Dealer concerning Securities Transactions, or the selection of a broker or dealer for any Securities Transaction, placed or to be placed on behalf of a Fund. Also, no Affiliated Dealer will seek to influence the choice of broker or dealer for any Securities Transaction by a Fund. Furthermore, officers and employees of the Advisers may not communicate confidential and non-public investment-related information outside of the Advisers and their mutual fund service provider affiliates.5 Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information by employees who receive such nonpublic information during the course of their employment.

The Funds and their investors are also protected from any undue influence, among other things, by the complete separation and independent operation of the Advisers from the Affiliated Dealers. Independent operation generally consists of separate legal entities with separate capitalizations, separate books and records, separate officers and employees, physically separate offices and a compensation system that does not reward employees based on (i) a factor that treats the Affiliated Dealers differently than unaffiliated counterparties (for example, no Adviser will provide any additional compensation to any employee solely based on such employee’s transacting business with a Affiliated Dealer that would not generally be provided to employees performing similarly with respect to transactions with unaffiliated parties) or (ii) the amount of business done by the Funds with the Affiliated Dealers, except to the extent such business might affect indirectly the profits or losses of the Advisers (such as where Securities Transactions result in higher profits to a Fund that increase the net asset value of such Fund, based upon which an Adviser generally receives a percentage fee).

In light of the entity separation described above, the Applicants submit that the Affiliated Dealers will not be in a position to cause any Securities Transaction by the Funds. That separation is required to be maintained for so long as the Order is relied upon by the “Conditions” described in section IX below. Further, among other things, those conditions prohibit the Advisers or their affiliated persons from consulting with the Affiliated Dealers regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business. Moreover, there is not, and will not be, any express or implied understanding between the Advisers and any Affiliated Dealer that will cause a Fund to enter into Securities Transactions or give preference to the Affiliated Dealer in effecting such transactions between the Funds and the Affiliated Dealer.

All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund. In that regard, trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers and the Advisers will continue to adhere to a best execution standard. Portfolio managers employed by the Advisers will not be affiliated persons of any Affiliated Dealer. Prior to any purchase or sale decision, the portfolio manager at an Adviser will independently evaluate any research provided by broker-dealers, including unaffiliated broker-dealers, and other analysts and determine his or her own recommendations. In addition, a major determinant of the compensation of a portfolio manager at any Adviser is the performance of the Fund or Funds for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with the Affiliated Dealers. Furthermore, as required by Rule 12b-1(h)(2)(ii),6 the Funds have adopted policies and procedures designed to prevent the persons responsible for selecting brokers and dealers to effect the Funds’ securities transactions from taking into account the brokers’ and dealers’ promotion or sale of the Funds’ shares. Therefore the sale of any or all of the Funds’ shares by an Affiliated Dealer shall not be taken into consideration when a portfolio manager at any Adviser is determining whether to enter into a Securities Transaction with such Affiliated Dealer.

In summary, the Advisers will continue to operate independently of the Affiliated Dealers in performing portfolio management services for the Funds, and the Affiliated Dealers will not have any influence over those services.

                                                                                                                                                                                   IV.
Consolidation in the Financial Services Industry

A.	The Impact of Consolidation

Significant consolidation has occurred in the banking and investment banking (broker-dealer) industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 1995 paper published by the Brookings Institution reported that from 1979 to 1994, the banking industry was transformed by “the massive reduction in the number of banking organizations; the significant increase in the number of failures; the dramatic rise in off-balance sheet activities; the major expansion in lending to U.S. corporations by foreign banks; . . . and the opening up of interstate banking markets.”7 Nearly a decade later, an article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation—one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”8 Indeed, consolidation in the financial services industry continued from 2003, accelerating during the credit crisis that began in 2007.

Consolidation in the financial services industry, combined with an increase in industry assets, has resulted in a few major broker-dealers accounting for a large percentage of the market share in connection with trading in various asset classes.9 In March 2008 JP Morgan Chase & Co. (“JP Morgan”) acquired The Bear Stearns Companies, Inc., the U.S.’s fifth largest investment bank. Later in 2008, Lehman Brothers Holdings Inc. (“Lehman Brothers”) filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation (“Bank of America”). These transactions resulted in only two remaining major “pure” investment banks (broker-dealers): The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Morgan Stanley. These companies registered as bank holding companies in September 2008. Also in 2008, JP Morgan acquired Washington Mutual, Fifth Third Bank acquired First Charter Bank, PNC Financial Services acquired National City Corp., US Bankcorp acquired Downey Savings, Wells Fargo & Company acquired former competitor Wachovia Corporation, and Barclays Bank, PLC (“Barclays”) agreed to purchase certain core capital markets businesses of Lehman Brothers.

B.	Consolidation Has Increased the Applicants’ Need for Relief

Some of the aforementioned companies, JP Morgan, Goldman Sachs, Morgan Stanley, Bank of America Merrill Lynch, Barclays, and Wells Fargo, as well as Deutsche Bank AG, Citigroup and UBS all ranked in the top ten managing underwriters of U.S. high yield debt (excluding UBS), U.S. municipal new issues (excluding Deutsche Bank and UBS), and U.S. debt (excluding Wells Fargo), in 2011.1011 These managers underwrote nearly 70% of the debt securities issued in the U.S. in 2011. Except for UBS, none of the managers had a U.S. market share of less than 5%.12 Underwriters traditionally act as the principal market makers for their offerings, so these companies also are important dealers in the secondary market.

Citigroup, JP Morgan, Deutsche Bank, Goldman Sachs, Morgan Stanley, Bank of America Merrill Lynch, Barclays and UBS also ranked in the top ten managing underwriters of global debt while Wells Fargo ranked 17th in 2011.13 Citigroup, JP Morgan, Bank of America Merrill Lynch, Barclays, and Deutsche Bank also ranked in the top ten managing underwriters of global asset-backed securities in 2011. In 2011, Citigroup and Deutsche Bank were in the top ten mandated arrangers of global trade finance loans.14 In 2011, the top ten dealers in asset-backed securities included Bank of America Merrill Lynch, JP Morgan, Citigroup, Barclays, Wells Fargo, Morgan Stanley, and Deutsche Bank.15 These entities held 66.3% of the market share in U.S. asset-backed securities.16

For the period January 1, 2011 through June 30, 2011, there were sixty-one underwriters in the U.S. high yield bond market.17 Federated currently trades with eight of the top ten underwriters in this market: JP Morgan, Bank of America Merrill Lynch, Citigroup, Goldman Sachs, Morgan Stanley, Barclays, Wells Fargo and UBS. These entities held 62.1% of the market share for this period.18 The leveraged loan market contained 71 underwriters for the period January 1, 2011 through June 30, 2011.19 Federated currently trades with seven of the top ten underwriters in the leveraged loan market: JP Morgan, Bank of America Merrill Lynch, Citigroup, Goldman Sachs, Morgan Stanley, Barclays, and Wells Fargo. These entities held 61% of the market share for this period.20

The Funds also rely on money market instruments issued by these dealers. For example, during 2011, Federated estimates that Bank of America Merrill Lynch, Barclays, Citigroup, Deutsche Bank, JP Morgan and UBS issued over 22% of the financial commercial paper.21 Commercial paper issued by these entities also represented over 21% of the commercial paper acquired by the Funds during 2011.

During 2011 Federated’s top twenty-two dealers included Bank of America Merrill Lynch, JP Morgan, Goldman Sachs, Morgan Stanley, Barclays, Citigroup, Wells Fargo, Deutsche Bank and UBS. Federated’s trading volume with each of these entities in 2011 for certain sectors and overall was as follows:

Dealer	High Yield Corporate Volume	Investment Grade Corporate Volume	International Volume	Municipal Volume	Total Volume
Bank of America Corp.	8.2%	30.2%	1.1%	26.9%	14.1%
Barclays Bank, PLC	3.5%	2.0%	5.2%	5.8%	10.3%
Citigroup, Inc.	27.6%	4.1%	3.5%	11.1%	5.4%
Deutsche Bank	2.7%	7.4%	1.9%	0.00%	7.3%
Goldman Sachs Group, Inc.	8.6%	32.9%	0.6%	7.3%	1.5%
J.P. Morgan Chase & Co.	22.5%	3.8%	49.8%	18.9%	5.4%
Morgan Stanley	1.9%	4.5%	0.7%	7.8%	0.9%
UBS AG	6.9%	0.4%	7.6%	0.0%	0.7%
Wells Fargo & Co.	3.1%	3.9%	0.00%	6.8%	2.9%
TOTAL	85.0%	89.2%	70.4%	84.6%	48.5%

The decline in the number of broker-dealers and banks trading in the securities in which the Funds seek to invest and the increasing importance of the few remaining institutions has increased the importance to the Funds of their relationships with such entities. Preclusion from trading with a major broker-dealer in a wide variety of securities could put the Funds and their Advisers at a disadvantage as compared to funds not subject to such restrictions when seeking to obtain competitive pricing and achieve best execution. The few other dealers available to the Funds may be less inclined to provide competitive pricing or more favorable terms if such remaining dealers know that the Advisers’ choices of a dealer are limited. As of June 1, 2012, all of the aforementioned banks and broker dealers maintained customer accounts in one or more of the Funds. The percentage of outstanding voting securities held by each of these entities could rise above 5% of a Fund’s outstanding shares at any time. As of June 1, 2012 five of the above listed entities held of record more than a 4% ownership interest in one or more of the Funds.

The Funds and the Advisers cannot prevent the percentage of voting securities controlled by these dealers and their affiliated persons from exceeding 5% of a Fund’s outstanding shares. Even the dealers cannot control the percentage of shares over which they and their affiliated persons exercise control, insofar as redemptions by other shareholders may increase this percentage above 5%. Thus, the Funds are constantly at risk of being prevented from trading with the most significant dealers in the fixed income market due to circumstances that they cannot effectively control.

Prohibiting the Funds from engaging in Securities Transactions with the Affiliated Dealers would further reduce the opportunities available to the Funds to obtain competitive pricing and best execution and to access the markets for particular securities that are available from only a few dealers. Preventing the Funds from trading with the Affiliated Dealers could materially limit the ability of the Funds to obtain the pricing, terms and quality of service available from a major dealer. Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having available a bank-affiliated counterparty is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which in turn limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.22 However, it has been (and is expected to be) frequently the case that only a limited number of dealers have been willing to trade with a Fund in a particular fixed-income security in the quantities specified by the Fund at a given time. As banks are now major participants in the fixed-income securities markets, as described above, a Fund’s inability to trade with an Affiliated Dealer could impair the Fund’s ability to trade in a particular fixed-income security, at the time and in the quantities specified by the Fund, where the relevant Affiliated Dealer is one of a few dealers willing to trade in such fixed-income security at such time and in such quantities.

The Advisers to the Funds seek to acquire the most suitable securities at the best prices available. If a Fund were precluded from participating in a primary offering of a fixed-income security because the issuer is an Affiliated Dealer or an Affiliated Dealer serves as the sole underwriter, then the Fund would have to acquire the security in the secondary market. Generally, the price of a fixed income security in the secondary market will be higher than the initial offering price. The more successful the primary offering, the higher the aftermarket price that a Fund must pay. In addition, a Fund precluded from trading with Affiliated Dealers in the secondary market will be required to trade at the best price offered by an unaffiliated dealer. For certain types of securities, it is not uncommon for the next best price to be a full percentage point higher than the best bid or offer. Thus, if the Funds are precluded from engaging in transactions with one or more dealers in fixed-income securities, this could adversely impact the Advisers’ ability to obtain best execution for the Funds.

Finally, the rapid pace of consolidation in the financial services industry over the past two years portends future consolidation which could even further increase the need for the Funds to trade with the Affiliated Dealers, as Affiliated Dealers could be among the few remaining major financial institutions which provide competitive pricing and high-quality service for the relevant transactions.

                                                                                                                                                                                     V.
The Securities Transactions

The Funds have a variety of investment objectives but each may to a greater or lesser degree invest a portion of its assets in fixed-income securities. The secondary market for fixed-income securities is typically a dealer market in which trades are effected on a principal basis.

New issues of fixed-income securities are typically offered by dealers in underwritten transactions (which may be public offerings or private placements). Most underwritings of medium and long-term bonds and asset-backed securities involve the offering and sale of a fixed amount of securities (sometimes including an option to sell more if the offering is oversubscribed). All of the securities in the offering have the same terms, are sold at the same price and settle on the same date. 23 Offerings of short-term instruments, such as commercial paper, certificates of deposit and time deposits, however, may be made on a continuous basis, with the amount, maturity and yield of the instruments varying from day-to-day. A dealer or bank also may issue securities and instruments for which it is the primary obligor and place them directly with investors. 24 Dealers may act as principals or agents in the placement of a continuously offered security, except that they always transact as principals with respect to the securities they issue. The Funds engage extensively in transactions involving fixed-income securities, and are expected in the future (if the Order is granted) to engage extensively in transactions that may involve an Affiliated Dealer. These Securities Transactions include the following: (i) the purchase of fixed-income securities by a Fund in underwritten offerings in which an Affiliated Dealer may be the manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income securities from the Affiliated Dealer; and (ii) the purchase by a Fund of fixed-income securities from, or the sale of fixed-income securities to an Affiliated Dealer, in primary and secondary transactions in which the Affiliated Dealer is acting as a principal.

If an Affiliated Dealer were considered to be an affiliated person or second-tier affiliate of the Funds, a Securities Transaction would potentially violate Section 17(a). The inability of the Funds to execute Securities Transactions involving an Affiliated Dealer may impose a hardship on the Funds by prohibiting the Funds from engaging in Securities Transactions with a broker dealer with which such Funds had engaged in transactions in fixed-income securities prior to there being any affiliation between the Funds and the Affiliated Dealer and by preventing the Funds from purchasing or selling securities that the Funds would have purchased or sold prior to that affiliation in transactions in which the Affiliated Dealer has some involvement.

                                                                                                                                                                                   VI.
Relevant Provisions and Relief Requested

A.	Relevant Provisions
(i)	Section 2(a)(3)

If an Affiliated Dealer acquires five percent or more of one of the Funds, the Affiliated Dealer would arguably become a first-tier affiliate of that Fund and a second-tier affiliate of the other Funds within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act defines “affiliated person” of another person as:

(A)	any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;
(B)	any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person;
(C)	any person directly or indirectly controlling, controlled by, or under common control with, such other person;
(D)	any officer, director, partner, copartner, or employee of such other person;
(E)	if such person is an investment company, any investment adviser thereof; and….

Accordingly, by virtue of Section 2(a)(3), if a bank, for example, owns, controls or holds with power to vote more than five percent of the outstanding shares of any of the Funds, that bank would be an affiliated person of that Fund. Further, if the bank's holding company or a commonly controlled subsidiary owns, controls or holds with the power to vote more than five percent of the outstanding shares of any of the Funds, the bank would be a second-tier affiliate of that Fund by virtue of Section 2(a)(3)(C) of the Act. Moreover, based upon interpretations of the Commission, any person who is an affiliated person of a registered investment company may be deemed to be a second-tier affiliate of each other registered investment company which has a common investment adviser, or common directors or common officers, or a combination of the foregoing. Accordingly, a registered broker-dealer or bank, deemed to be an Affiliated Dealer in respect of one Fund by virtue of its ownership of such Fund's shares may be deemed to be a second-tier affiliate of all the Funds. The result of the operation of these provisions is to prohibit the Funds from engaging in a variety of transactions with a wide range of broker-dealers and banks if they, or one of their affiliated persons, happen to become an Affiliated Dealer of one of the Funds.

(ii)	Section 17(a)

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.25 In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders….

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that Section 17(a) is designed to prevent is not present. The Funds propose to engage in Securities Transactions with Affiliated Dealers. Applicants submit that no risk of self-dealing would present itself in any Securities Transaction, as the Affiliated Dealers will have no influence over portfolio decisions by the Advisers, and the Advisers would receive no unfair pecuniary advantage from engaging in the Securities Transactions with the Affiliated Dealers.

B.	Authority for the Order

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and
(3)	the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of transactions from any provision of the Act,26 if and to the extent that such exemption is (1) necessary or appropriate in the public interest; (2) consistent with the protection of investors; and (3) consistent with the purposes fairly intended by the policy and provision of the Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

C.	Relief Requested

Due to their status as an affiliated person, any Securities Transaction executed by an Affiliated Dealer with a Fund would be subject to Section 17(a) of the Act where the Affiliated Dealer acts as a principal. The inability of the Funds to execute Securities Transactions involving an Affiliated Dealer would significantly limit the universe of securities broker-dealers and banks available to the Funds, the universe of underwritings in which the Funds may participate and the level and number of Securities Transactions in which the Funds may engage. Moreover, the consolidation in the financial industry has resulted in an increase in the involvement of banks in the primary and secondary market for fixed-income securities, and thus has increased the need for Applicants to be able to engage in Securities Transactions with Affiliated Dealers. Therefore, the inability to engage in Securities Transactions with Affiliated Dealers materially and unreasonably reduces the range of investment opportunities available to the Funds. The inability to effect Securities Transactions with Affiliated Dealers unduly impairs an Adviser's flexibility in portfolio management and deprives the Funds, and their shareholders, of the ability to purchase and sell otherwise proper portfolio securities.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Sections 17(a). Applicants therefore request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions entered into in the ordinary course of business by a Fund involving an Affiliated Dealer under the circumstances described herein from the provisions of Sections 17(a) of the Act.

                                                                                                                                                                                  VII.
Rationale for Relief

Applicants submit that the policies which Section 17(a) of the Act was meant to further are not implicated here because the Affiliated Dealers are not in a position to cause a Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. As a result, no Affiliated Dealer is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into transactions that are not in the best interests of its shareholders.

Moreover, Applicants submit that the circumstances under which the Securities Transactions would be conducted, including in particular the proposed conditions for the Order, satisfy the statutory standards for relief. The conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Securities Transactions pursuant to the Order. Pursuant to such procedures, among other things, the Securities Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Fund’s Adviser will provide a report to the Board, subject to review and approval by the Fund’s Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any changes in the volume, type or terms of such transactions between the relevant Fund and Affiliated Dealer, the reasons for these changes, and a determination that such changes are legitimate. Such reasons might include, for example, an increase in the volume of transactions involving fixed-income securities due to interest rate changes or a change in the number of dealers in a fixed-income security, or changes in the number and/or type of issuers the securities of which the Affiliated Dealer acts as underwriter or dealer.

Further, the Advisers adhere to a “best execution” standard. In the case of each Securities Transaction, the relevant Adviser will make a determination that such transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of transactions will be subject to additional controls, as described in section IX(B), in order to ensure that such transactions are not entered into on terms disadvantageous to the Funds.

(i)	The Securities Transactions Will Be Reasonable and Fair and Will Not Involve the Risk of Overreaching

The independence of the Affiliated Dealers from the Advisers demonstrates that no risk of overreaching or self-dealing by the Affiliated Dealers would be present if the Funds and Affiliated Dealers engaged in Securities Transactions. Applicants believe that a broker-dealer or bank which is affiliated with a Fund solely because it, or an affiliated person thereof, owns, holds or controls 5% or more of a Fund's outstanding shares, while technically an "affiliated person" or an "affiliated person of an affiliated person" within the meaning of Section 2(a)(3) of the Act, is unlikely to possess the power in fact to improperly influence a Fund with respect to purchases or sales by the Fund of securities from or to an Affiliated Dealer. In this regard, as conditions to the relief requested hereby, Applicants assert that no Affiliated Dealer will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Advisers or the Funds or act as an investment adviser to any Fund. Further, there is not, and will not be, any express or implied understanding between the Adviser and the Affiliated Dealers that the Adviser will cause a Fund to enter into Securities Transactions or give preference to an Affiliated Dealer in effecting such transactions between the Fund and the Affiliated Dealer. Applicants believe these conditions will preclude the possibility of overreaching by an Affiliated Dealer. Any possibility of overreaching is further mitigated by the oversight which will be provided, as a condition to the relief requested, by the Boards of Directors or Trustees of the Funds.

If an Adviser were to purchase securities on behalf of a Fund in a transaction involving an Affiliated Dealer, the benefits afforded the Affiliated Dealer by engaging in such transactions would differ from, and would not be shared by, the Adviser. That is, the Adviser benefits from a transaction only where such transaction is beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser’s fee, and by positively affecting the Adviser’s performance record). Further, personnel of the Advisers will be compensated based primarily on the performance of the Funds managed by them.

(ii)	The Order Would Be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Securities Transactions involving the Affiliated Dealers can harm the interests of the shareholders of the Funds by preventing the Adviser from investing in a way which is most beneficial to the shareholders, policies which Section 17(a) was meant to further. Given that the Securities Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.

The Affiliated Dealers typically are leading broker-dealers and/or banks in transactions involving a wide variety of asset classes, including the types of securities in which the Funds seek to invest. Further, consolidation in the financial services industry has led funds and their advisers to rely increasingly on a smaller number of institutions for reliable information and access to the securities markets. Prohibiting the Securities Transactions would significantly narrow the universe of securities dealers permitted to engage in transactions with the Funds, and potentially impair the ability to diversify and to achieve favorable terms or best price and execution, resulting in potential harm to shareholders of the Funds. Finally, granting the Order would further the policies of the Funds permitted to engage in fixed-income securities transactions.

Applicants believe they can best safeguard investors in the Funds from any remote possibility of abuse by focusing on the inherent fairness of the Securities Transactions with Affiliated Dealers. The Funds will apply internal control procedures designed to carefully monitor securities transactions with Affiliated Dealers by placing primary responsibility for the reasonableness and fairness of those transactions on the Funds' Trustees and Directors. These internal control procedures will provide a means by which Securities Transactions would be reviewed to determine whether: (1) the security to be purchased or sold by a Fund is consistent with the investment policies and objectives of that Fund and with the interests of its shareholders and is comparable to other similar securities in which the Fund is authorized to invest and is currently purchasing; (2) the terms of the transactions are reasonable and fair to the shareholders of that Fund; and (3) the compensation to be received by the Affiliated Dealer, if any, is reasonable and fair.

(iii)	The Securities Transactions Will Be Consistent With the Purposes of the Act and the Protection of Investors

The overall purpose of Sections 17(a) is to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in transactions which unfairly inure to the benefit of that party and which are detrimental to the interests of the investment company and its shareholders. The Funds believe they can best serve the interests of their shareholders by investing in fixed-income securities which best suit the investment objectives of the Funds, regardless of whether a bank which issues or deals in those securities is an "affiliated person" of one of the Funds.

The complete independence of the Affiliated Dealers and the Funds will provide protection to investors, and transactions will be conducted on essentially the same arm’s-length basis as would otherwise exist without the affiliation relationship between the Affiliated Dealer and the Funds. Moreover, the Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Securities Transactions involving the Affiliated Dealers are fair and reasonable and do not involve overreaching. For example, before a Fund and an Affiliated Dealer enter into any principal transaction, the Adviser will determine that reliance on the Order is appropriate because other dealers who are not affiliated persons of the Funds are not currently offering to the Fund a similar investment opportunity that would be suitable for and more advantageous to the Fund. Then the Adviser will obtain competitive quotations for the same securities (or in the case of securities for which quotations for the same securities are not available, competitive quotations for Comparable Securities)27 from at least two other dealers that are not affiliated persons of the Affiliated Dealer and that are in a position to quote favorable prices. For each such Securities Transaction, the Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the Affiliated Dealer is at least as favorable as that available from other sources and the Fund could not otherwise obtain as favorable an execution for the Securities Transaction from a dealer who was not an affiliated person of the Funds.

In addition, each Fund’s Board, including a majority of its disinterested Directors/Trustees, will approve, and the Fund will implement, procedures governing all Securities Transactions, including principal transactions between the Affiliated Dealers and the Funds. On an annual basis, the Board also will determine that the level of Securities Transactions executed with Affiliated Dealers is appropriate and, in a separate determination, that continued reliance on the Order is appropriate for each category of fixed-income securities (as reasonably defined by the Advisers).The Board will base its determinations on a memorandum prepared by the Advisers that discusses the findings of the Adviser’s Fixed Income Brokerage Practices Committee,28 analyzes current market conditions and provides such other information as the Board may request.

                                                                                                                                                                                VIII.
Precedent

Applicants submit that the policy considerations that supported the Commission’s grants of relief from Section 17(a) of the Act in Daily Money Fund, et. al., Investment Company Act Release Nos. 16996 (June 9, 1989) (Notice) and 17057 (July 7, 1989) (Order) (“Daily Money Fund”), and A.T. Ohio Tax-Free Money Fund, et. al., Investment Company Act Release Nos. 19737 (Sept. 28, 1993) (Notice) and 19816 (Oct. 27, 1993) (Order) (“A.T. Ohio Tax-Free Fund”), support the relief requested in this Application. In each of these orders, the Commission permitted transactions with banks that became affiliated persons of funds, or second tier affiliates of funds, solely due to their status as (a) a holder of 5% or more of a fund’s voting securities or (b) an investment adviser to another affiliated fund. These prior orders permitted a broad range of transactions between affiliated banks and the funds that received relief. A.T. Ohio Tax-Free Fund may be the broadest order in this respect, insofar as it permitted transactions involving any “Eligible Securities” as defined in Rule 2a-7 and any long-term investment grade securities. The order also permitted purchases of securities issued by an affiliated bank.

A.T. Ohio Tax-Free Fund and Daily Money Fund are also significant because they amended prior orders29 to reflect changing market conditions. In A.T. Ohio Tax-Free Fund, the Commission found that the deterioration in the credit quality of large banks and the increased market activities of banks justified the removal of limits on the size and number of affiliated banks required by the prior order. In Daily Money Fund the Commission amended the prior order to permit transactions in long-term government securities due to banks increased activities as primary dealers in this market. This Application is similarly based on the substantial consolidation of dealers in the fixed-income securities markets in the wake of the recent financial crisis. The proposed definition of Affiliated Dealers is narrower than the definition of an affiliated bank in these other orders, however, insofar as it would not include dealers who act as an investment adviser to any of the Funds.

Morgan Stanley Investments Management Inc., et al. ("Morgan Stanley") Investment Company Act Release Nos. 28941 (October 6, 2009) (Notice) and 28986 (October 29, 2009) (Order), is also relevant to the proposed conditions for relief. In Morgan Stanley, the Commission permitted transactions similar to the Securities Transactions despite the existence of a second-tier affiliation relationship arising from a joint venture between the holding companies of two financial services entities with advisory and broker-dealer subsidiaries. The Commission required two types of conditions for the relief sought in Morgan Stanley, both "structural" and "transactional", presumably because it determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated only through complete assurance that the second-tier affiliates would be operated as separate entities with separate profit centers, books and records and independent compensation schemes. Morgan Stanley also extended relief to transactions in any type of fixed-income securities.

The applicants in Morgan Stanley were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest. Similarly, as addressed above, the Advisers will operate entirely independent of the Affiliated Dealers and Applicants' proposed conditions will ensure ample separation, prevent self-dealing and overreaching and avoid conflicts of interest. In addition, the affiliation between the broker-dealer entities and the advisers in Morgan Stanley was more integral than the affiliation between the Funds and the Affiliated Dealers.

Applicants also refer the Commission to the order granted in American Century Companies, Inc., et. al. ("American Century"), Investment Company Act Release Nos. 25449 (March 1, 2002) (Notice) and 25501 (March 27, 2002) (Order). In American Century, the Commission determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and broker-dealer entities, where the funds and the broker-dealer entities were second-tier affiliates solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds' advisers.

Finally, Applicants refer the Commission to the order granted in Painewebber Group Inc., et.al. (“Painewebber”), Investment Company Act Release Nos. 23871 (June 15, 1999) (Notice) and 23893 (July 7, 1999) (Order). In Painewebber, the Commission permitted purchases of commercial paper directly from an affiliated issuer, despite the existence of a second-tier affiliation relationship arising from the issuer’s parent company owning 21% of the funds’ adviser’s parent. The Commission required that the commercial paper be purchased directly from the issuing entity, and that all such commercial paper be an “eligible security” and a “rated security” at the time of purchase, as those terms are defined in Rule 2a-7 under the Act.

In addition to Morgan Stanley and American Century, for reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of other orders granting relief from Section 17(a) apply equally here, including: Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan. 18, 2008) (Notice) and 28150 (Feb. 13, 2008) (Order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (Notice) and 27957 (Aug. 28, 2007) (Order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (Notice) and 26466 (June 8, 2004) (Order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (Notice) and 25608 (June 11, 2002) (Order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (Order); MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (October 5, 1999) (Notice) and 24120 (November 2, 1999) (Order); and Dean Witter Reynolds InterCapital Inc., et.al., Investment Company Act Release Nos. 12608 (August 18, 1982) (Notice) and 12666 (September 16, 1982) (Order). Applicants note that the Commission has granted relief in the above orders for transactions between both second- and first-tier affiliated persons. While Applicants recognize that the conditions in such orders may be more strict in certain respects, the affiliation between the parties was also more direct. Although the affiliation relationship contemplated by this order is not limited to a “second-tier" affiliation as described in Morgan Stanley, the relationship between the Funds and the Affiliated Dealers arises solely from the Affiliated Dealers’ ownership of 5% or more of the Funds outstanding securities. Thus the affiliation relationship between the Funds and the Affiliated Dealers is mild and does not give rise to an internal structural conflict of interest.

Applicants represent that they will not engage in Securities Transactions with an Affiliated Dealer that controls the Fund within the meaning of Section 2(a)(9) of the Act.

                                                                                                                                                                                   IX.
Applicants’ Conditions

Applicants agree that the Order granting the requested relief with respect to the Securities Transactions will be subject to the following conditions:

A.	General
(1)	No Affiliated Dealer will control any Adviser or any Fund or any principal underwriter for a Fund, directly or indirectly, within the meaning of Section 2(a)(9) of the Act.
(2)	An Affiliated Dealer’s participation in any Securities Transaction shall be limited to the normal course of sales activities of the same nature that are being carried out during the same period with respect to unaffiliated institutional clients of the Affiliated Dealer. In particular, no Adviser will directly or indirectly consult with any Affiliated Dealer concerning Securities Transactions, or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a Fund. No Affiliated Dealer will seek to influence the choice of broker or dealer for any Securities Transaction by a Fund.
(3)	The Advisers and the Affiliated Dealers will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees and physically separate offices.
(4)	The Advisers have adopted policies designed to keep information about client holdings and transactions on a confidential basis prior to any public disclosure. Pursuant to these policies, the Advisers will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may not be communicated between the Affiliated Dealers and the Advisers prior to any public disclosure.
(5)	The Advisers will not adopt any compensation scheme any component of which is based on the amount of business done by the Funds with the Affiliated Dealers except to the extent such business might affect indirectly the profits or losses of the Adviser.
(6)	The Compliance Department of the Advisers will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its conditions, and that the Advisers maintain an arms-length relationship with the Affiliated Dealers. The Compliance Department of the Advisers will monitor periodically the activities of the Advisers to make certain that the conditions to the Order are met.
(7)	Each Funds’ Board shall annually determine whether the level of Securities Transactions executed with Affiliated Dealers is appropriate based upon its review of the following materials to be prepared by the Advisers:
(8) a)	a report of the Affiliated Dealers’ market share in fixed income securities for the previous twelve (12) months; and
(9) b)	a memorandum explaining why continued reliance on the Order is in the best interests of the Funds. Such memorandum will discuss the findings of the Fixed Income Brokerage Practices Committees which reviews broker performance and execution on a quarterly basis. Such memorandum will also include an analysis of the current securities’ markets and such other materials as the Board may request in order to aid it in its review, including, but not limited to, data showing that the exclusion of the Affiliated Dealers would deny the Funds opportunities for investment and improved execution.

(10)           Based on such report and memorandum, the Board will further, in a separate determination, consider annually whether continued reliance by the Funds on the Order is appropriate for each category of fixed-income securities (such categories to be reasonably defined by the Advisers), as evidenced by the aggregate market share of the Affiliated Dealers in each such category, among other things.

B.	Transactional

With respect to each Securities Transaction entered into or effected pursuant to the Order:

(1)	Each Fund’s Board, including a majority of its disinterested directors/trustees (the “Necessary Majority”), shall approve, and the Fund shall implement, procedures governing all Securities Transactions pursuant to the Order and the Fund’s Board shall no less frequently than quarterly review all such transactions and receive and review a report of those transactions. Such report, which will be prepared by the Fund’s Adviser, and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions between the relevant Fund and Affiliated Dealer, the reasons for these changes, and a determination that such changes are legitimate.
(2)	For each transaction, the Advisers will adhere to a “best execution” standard and will consider only the interests of the Funds and will not take into account the impact of a Fund’s investment decision on the Affiliated Dealer. Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.
(3)	Unless the transaction involves a repurchase agreement or the purchase of “Eligible Securities” as defined in Rule 2a-7 under the Act, as amended, a primary market transaction shall not involve the purchase of a fixed-income security of which the Affiliated Dealer to the transaction is the primary obligor.
(4)	Each Fund will (i) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Securities Transaction in which the Fund’s Adviser knows that both an Affiliated Dealer and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Affiliated Dealer's, or the Affiliated Dealer’s affiliated person, interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures set forth above and conditions in this Application.
(5)	Except as otherwise provided in 5(a) and 5(b) below, before any secondary market principal transaction is entered into between a Fund and an Affiliated Dealer, the Fund’s Adviser must obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable Securities) from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser and that are in a position to quote favorable market prices. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Affiliated Dealer is at least as favorable as that available from other sources.
a)	With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations with respect to repurchase agreements comparable to the type of repurchase agreement involved from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser, except that if, after reasonable efforts, quotations are unavailable from two such dealers, only one other competitive quotation is required.
b)	With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.
(6)	Except as otherwise provided in (7) below, with respect to securities offered in a primary market underwritten transaction a Fund will undertake such purchase from the Affiliated Dealer only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Affiliated Dealer or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).
(7)	With respect to a primary market transaction in which an Affiliated Dealer offers as principal fixed-income securities on a continuing, rather than a fixed, basis a Fund will enter into such transactions only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the yield on such fixed-income securities is at least equal to the yield of Comparable Securities at that time. Before any such fixed-income securities are purchased pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations with respect to yields on fixed-income securities comparable to the type of fixed-income securities involved from at least two dealers that are not affiliated persons of the Affiliated Dealer or the Adviser, and that are in a position to quote favorable market yields, except that if, after reasonable efforts, quotations are unavailable from two such dealers, only one other competitive quotation is required.
(8)	Prior to entering into a Securities Transaction with an Affiliated Dealer, the Fund’s Adviser will determine that the Fund needs the ability to transact with the Affiliated Dealer based upon a reasonable determination:

(9)               a) that the Fund could not obtain as favorable an execution for the Security Transaction by trading with an unaffiliated dealer; and

(10)	b) that there is no similar investment opportunity suitable for and more advantageous to the Fund that could be obtained from an unaffiliated dealer.
(11)	The commission, fee, spread, or other remuneration to be received by the Affiliated Dealers will be reasonable and fair compared to the commission, fee, spread, or other remuneration received by other persons in connection with comparable transactions involving similar securities being purchased and sold during a comparable period of time, and such fee, commission, spread or other remuneration will not exceed that which is stated in Section 17(e)(2) of the Act.

                                                                                                                                                                                     X.
Conclusion

Applicants submit that the Securities Transactions described in this Application satisfy the standards of Sections 6(c) and 17(b). There is no danger of overreaching or self-dealing by an Affiliated Dealer in connection with a Securities Transaction, and there will be no conflict of interest associated with an Adviser’s decision to engage in a Securities Transaction with an Affiliated Dealer on behalf of a Fund. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the Affiliated Dealers. Finally, permitting the Securities Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Securities Transactions increases the likelihood of a Fund achieving best price and execution in such transactions and results in none of the abuses that the Act was designed to prevent.30

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions from the provisions of Section 17(a) of the Act.

                                                                                                                                                                                   XI.
Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.

The address of each Applicant is as follows: The principal offices of each of the Funds are currently located at Federated Investors Funds, 4000 Ericsson Drive, Warrendale, PA 15086. The principal offices of Federated Advisory Services Company, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, Federated Investment Management Company, Passport Research, Ltd. and Federated Securities Corp. are currently located at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222. The principal office of Federated MDTA LLC is currently located at 125 High Street, Oliver Tower, 21st Floor, Boston, MA 02110. The principal office of Federated Global Investment Management Corp., is currently located at 450 Lexington Avenue, Suite 3700, New York, NY 10017. The principal office of Federated is currently located at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibits A-1 to A-9. A statement of authorization with respect to the filing of this Application by each Applicant and accompanying resolutions by each Applicant’s Board as required by Rule 0-2(c)(1) are attached hereto as Exhibits B-1 to B-9.

The parties have executes this Application in one or more counterparts.

Signed on behalf of each of the funds listed in Schedule A

Dated: December 7, 2012 By: /s/ John W. McGonigle ________________
Name: John W. McGonigle

Title: Secretary

FEDERATED ADVISORY SERVICES COMPANY

Dated: December 7, 2012 By:_/s/ John B. Fisher

Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

Dated: December 7, 2012 By: /s/_ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

Dated: December 7, 2012 By:_/s/ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED INVESTMENT COUNSELING

Dated: December 7, 2012 By:_/s/ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED INVESTMENT MANAGEMENT COMPANY

Dated: December 7, 2012 By:_/s/ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED MDTA LLC

Dated: December 7, 2012 By:_/s/ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

PASSPORT RESEARCH, LTD.

Dated: December 7, 2012 By:_/s/ John B. Fisher
 Name: John B. Fisher

Title: President & Chief Executive Officer

FEDERATED SECURITIES CORP.

Dated: December 7, 2012 By:_/s/ Thomas E. Territ_
Name: Thomas E. Territ

Title: President

Schedule A

Federated Funds as of December 7, 2012

CASH TRUST SERIES, INC.

CASH TRUST SERIES II

FEDERATED ADJUSTABLE RATE SECURITIES FUND

FEDERATED ASSET ALLOCATION FUND

FEDERATED CORE TRUST

FEDERATED CORE TRUST II, L.P.

FEDERATED CORE TRUST III

FEDERATED ENHANCED TREASURY INCOME FUND

FEDERATED EQUITY FUNDS

FEDERATED EQUITY INCOME FUND, INC.

FEDERATED FIXED INCOME SECURITIES, INC.

FEDERATED GNMA TRUST

FEDERATED GOVERNMENT INCOME SECURITIES, INC.

FEDERATED HIGH INCOME BOND FUND, INC.

FEDERATED HIGH YIELD TRUST

FEDERATED INCOME SECURITIES TRUST

FEDERATED INCOME TRUST

FEDERATED INDEX TRUST

FEDERATED INSTITUTIONAL TRUST

FEDERATED INSURANCE SERIES

FEDERATED INTERMEDIATE GOVERNMENT FUND, INC.

FEDERATED INTERNATIONAL SERIES, INC.

FEDERATED INVESTMENT SERIES FUNDS, INC.

FEDERATED MDT SERIES

FEDERATED MDT STOCK TRUST

FEDERATED MANAGED POOL SERIES

FEDERATED MUNICIPAL SECURITIES FUND, INC.

FEDERATED MUNICIPAL SECURITIES INCOME TRUST

FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND

FEDERATED PREMIER MUNICIPAL INCOME FUND

FEDERATED SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

FEDERATED TOTAL RETURN SERIES, INC.

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 1-3 YEARS

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 2-5 YEARS

FEDERATED WORLD INVESTMENT SERIES, INC.

INTERMEDIATE MUNICIPAL TRUST

EDWARD JONES MONEY MARKET FUND

MONEY MARKET OBLIGATIONS TRUST

Exhibit A-1

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of each of the funds listed in Schedule A (each a “Fund”); that he is Secretary; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ _John W. McGonigle________________
Name: John W. McGonigle

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Advisory Services Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ John. B. Fisher______________________
Name: John B. Fisher

Exhibit A-3

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Equity Management Company of Pennsylvania (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-4

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Global Investment Management Corp. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-5

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Investment Counseling (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-6

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Investment Management Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ John. B. Fisher________________________
Name: John B. Fisher

Exhibit A-7

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated MDTA LLC (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-8

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Passport Research, Ltd. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ John. B. Fisher_______________________
Name: John B. Fisher

Exhibit A-9

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated December 7, 2012, for and on behalf of Federated Securities Corp. (the “Company”); that he is President of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _/s/ Thomas E. Territ______________________
Name: Thomas E. Territ

Exhibit B-1

Officer’s Certificate

The undersigned, being duly elected Secretary of each fund listed on Schedule A (each a “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors or Trustees of such Fund at a meeting duly held on August 17, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/_John W. McGonigle_____________________
Name: John W. McGonigle
Title: Secretary

The Funds Listed on Schedule A

RESOLVED,	that the Board hereby adopts and ratifies on behalf of the Federated Funds the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Federated Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Federated Funds to file further amendments to the Application, in such form as may be reviewed and approved by Dickstein Shapiro as independent counsel to the Federated Funds, as may be required to obtain such an Order.

Exhibit B-2

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Advisory Services Company, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/ G. Andrew Bonnewell______________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED ADVISORY SERVICES COMPANY

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Trust, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Trust to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-3

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Equity Management Company of Pennsylvania, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By:/s/ G. Andrew Bonnewell________________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED EQUITY MANAGEMENT COMPANY

OF PENNSYLVANIA

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Trust, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Trust to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-4

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Global Investment Management Corp., DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/ G. Andrew Bonnewell______________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Corporation, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Corporation to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Corporation are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

.

Exhibit B-5

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Investment Counseling, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/ G. Andrew Bonnewell_______________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED INVESTMENT COUNSELING

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Trust, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Trust to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-6

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Investment Management Company, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/ G. Andrew Bonnewell________________
Name: G. Andrew Bonnewell
Title: Secretary

FEDERATED INVESTMENT MANAGEMENT COMPANY

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Trust, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Trust to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Trust are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

.

Exhibit B-7

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated MDTA LLC, DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Managers via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: /s/ John D. Johnson____________________
Name: John D. Johnson

Title: Secretary

FEDERATED MDTA LLC

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Company, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Company to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Company are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-8

Officer’s Certificate

The undersigned, being duly elected Secretary of Passport Research, Ltd, DOES HEREBY CERTIFY that the attached resolutions were adopted by the general partner via consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: _/s/ G. Andrew Bonnewell________________
Name: G. Andrew Bonnewell

Title: Secretary

PASSPORT RESEARCH, LTD.

RESOLVED, that the General Partner hereby adopts and ratifies on behalf of the Partnership, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Partnership to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Partnership are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-9

Officer’s Certificate

The undersigned, being duly elected Secretary of Federated Securities Corp., DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors via unanimous written consent dated December 3, 2012, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 7th day of December, 2012.

By: /s/ Kary Moore______________________
Name: Kary Moore
Title: Secretary

FEDERATED SECURITIES CORP.

RESOLVED, that the Board hereby adopts and ratifies on behalf of the Corporation, as an Applicant, the amended and restated Application filed July 3, 2012, for an order from the Securities and Exchange Commission to permit the Federated Funds to engage in primary (including underwritten) and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and an Affiliated Dealer, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission, and authorizes the Corporation to file further amendments to the Application; and resolved further

RESOLVED, that the officers of the Corporation are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

1	All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.
2	“Fixed-income securities” for purposes of the Order include interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), as well as convertible bonds and convertible preferred stock.
3	“Securities Transactions” are limited to a Fund’s portfolio transactions, and do not include the receipt or delivery of fixed-income securities in exchange for a Fund’s shares, such as may occur in connection with the purchase or redemption by an Affiliated Dealer of creation units issued by an exchange-traded mutual fund.
4	No director, officer or employee of the Funds or the Advisers also is or will be a director, officer or employee of an Affiliated Dealer. Additionally, the Chairman of the Funds’ Board is not an “interested person” of the Funds as that term is defined by Section 2(a)(19) of the Act, and seven of the nine members of the Funds’ board are also independent trustees or directors (i.e., not “interested persons”).
5	Such communications are prohibited by, among other policies, the Code of Ethics that the Advisers and the Funds are required to adopt under Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Act.
6	Rule 12b-1(h)(ii) requires the Funds to adopt “policies and procedures reasonably designed to prevent: (A) The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and (B) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(1)(ii) of this section, to a broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company.” These policies also prevent such persons from taking into account a broker or dealer’s current holdings of the Funds shares.
7	Allen N. Berger, et al., The Transformation of the U.S. Banking Industry: What a Long, Strange Trip It’s Been, Brookings Papers on Economic Activity 2, 127 (1995).
8	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005)
9	For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and other asset classes: Bank of America and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.
10	Thomson Reuters, Debt Capital Markets Review: Managing Underwriters (Full Year 2011); Thomson Reuters, US Municipals Review: Underwriters &Financial Advisers (Year End 2011).
11	Id.
12	Id.
13	Thomson Reuters, Debt Capital Markets Review: Managing Underwriters (Full Year 2011).
14	Global Trade Review: Trade Finance Review 2011.
15	Thomson Reuters, Standard League Table: Managing Underwriters US Asset-backed Securities: 2011.
16	Id.
17	Bloomberg League Tables: Underwriter Rankings, U.S. High Yield Market: January 1, 2011 – June 30, 2011.
18	Id.
19	Bloomberg League Tables: Underwriter Rankings, U.S. Leveraged Loan Market: January 1, 2011 – June 30, 2011.
20	Id.
21	Sources: www.federalreserve.gov/releases/cp/outstanding.htm and data provided by commercial paper dealers to Federated.
22	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management.
23	Securities purchased from an Affiliated Dealer in such offerings will be subject to Transactional Condition No. 6 which compares, based upon relevant information reasonably available to the Adviser, the price to be paid by a Fund to the price paid by each other purchaser of the securities in the same offering.
24	Securities purchased from an Affiliated Dealer in a continuous offering will be subject to Transactional Condition No. 7 which compares, based upon relevant information reasonably available to the Adviser, the yield on the security to be purchased to the yields of comparable securities. Unlike the offerings contemplated in Transactional Condition No. 6, there may be no other purchasers of the securities to be purchased by the Fund in a continuous offering. Accordingly, Transactional Condition No. 7 determines whether the yield to be received by the Fund is fair by comparing it to the yield of a comparable security.
25	See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).
26	Section 6(c) of the Act provides, in relevant part, that:
The Commission….by order upon application, may conditionally or unconditionally exempt…any class or classes of persons, securities or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.
27	The term “Comparable Securities” refers to securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.
28	The Fixed Income Brokerage Practices Committee, whose members include the Head of Trading, Chief Investment Officers and representatives from Compliance, Internal Audit, Risk Management and Legal, review dealer performance and execution on a quarterly basis.
29	Fidelity Fund, Inc. et, al., Investment Company Act Release Nos. 12851 (Nov. 24, 1982) (Notice) and 12912 (Dec. 21, 1982) (Order), in the case of Daily Money Fund, and AARP U.S. Government Money Market Trust, et. al., Investment Company Act Release Nos. 13306 (June 7, 1983) (Notice) and 13378 (July 8, 1983) (Order) in the case of A.T. Ohio Tax-Free Fund.
30	See Section 1(b)(2) of the Act, supra.